UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 7, 2016

Steel Partners Holdings L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-35493	13-3727655
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

590 Madison Avenue, 32nd Floor, New York, New York		10022
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 520-2300

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On December 7, 2016, Steel Partners Holdings L.P., a Delaware limited partnership (“Parent” or “Steel Partners”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SPH Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Steel Excel Inc., a Delaware corporation (the “Company” or “Steel Excel”), pursuant to which, among other things, Parent has agreed to cause Merger Sub to make a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company not already owned by Parent or any entity that is an affiliate of Parent, for 0.712 newly issued 6.0% Series A preferred units, no par value (the “Parent Preferred Units”), of Parent for each Share (the “Offer Price”). SPH Group Holdings LLC, a wholly owned subsidiary of Parent, beneficially owns approximately 64.2% of the outstanding Shares.

Pursuant to the Merger Agreement, Merger Sub has agreed to commence the Offer no later than 20 business days after the date of the Merger Agreement. Merger Sub’s obligation to accept for payment and pay for Shares pursuant to the Offer is subject to various conditions, including (a) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares already owned by Parent and its subsidiaries, would represent at least a majority of all then outstanding Shares, (b) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of all then outstanding Shares not owned by Parent or any of its affiliates, (c) the Parent Preferred Units issuable in the Offer and the Merger (as defined below) have been authorized for listing on the New York Stock Exchange or, if for any reason they cannot be so listed, on the OTC Bulletin Board or OTC Market, (d) Shares held by stockholders that have properly exercised appraisal rights under Delaware law do not exceed ten percent (10%) of the Shares outstanding immediately prior to the expiration of the Offer, and (e) other customary conditions. There is no financing condition to the obligations to consummate the Offer.

The Merger Agreement further provides that upon the terms and subject to the conditions set forth therein, following completion of the Offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share (other than Shares held by the Company or any of its subsidiaries, Parent, Merger Sub or any other subsidiary of Parent, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law), will be converted into the right to receive the Offer Price, without interest. The Merger is subject to the following closing conditions: (i) Merger Sub having accepted for payment all Shares validly tendered and not withdrawn in the Offer and (ii) there being in effect no law or order which makes the Merger illegal or otherwise prohibits the consummation of the Merger.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Merger Sub, including, among other things, a covenant of the Company not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the board of directors of the Company to exercise its fiduciary duties. The Merger Agreement may be terminated under certain circumstances, including in connection with superior proposals as set forth therein. If the Company terminates the Merger Agreement to enter into an agreement for a superior proposal and in other specified circumstances, the Company would be required to pay Parent a $2,000,000 termination fee and its transaction expenses up to $1,000,000.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this report and is incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, Parent, Merger Sub or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or any of their respective subsidiaries, affiliates, businesses or stockholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Parent. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company or Parent and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

The Offer described above has not yet commenced. This Current Report on Form 8-K is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange shares of Steel Excel’s common stock, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. At the time the Offer is commenced, Steel Partners will file a Registration Statement on Form S-4, containing a prospectus/offer to exchange, a form of letter of transmittal and other related Offer documents with the SEC. In addition, Steel Excel will mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders will be able to obtain the Registration Statement on Form S-4, the prospectus/offer to exchange, and the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, as each may be amended or supplemented from time to time, and related materials with respect to the Offer free of charge at the website of the SEC at www.sec.gov, and from any information agent named in the Offer materials. Stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by Parent under the “Investors Relations” section of Parent’s website at www.steelpartners.com. STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING ANY SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

This communication may contain certain “forward-looking statements” that reflect Steel Partners’ current expectations and projections about its future results, performance, prospects and opportunities. Forward-looking statements are based on information currently available to Steel Partners and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities in 2016 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include, without limitation, Steel Partners’ subsidiaries need for additional financing and the terms and conditions of any financing that is consummated, their customers’ acceptance of its new and existing products, the risk that Steel Partners and its subsidiaries will not be able to compete successfully, the possible volatility of Steel Partners’ unit price and the potential fluctuation in its operating results. Although Steel Partners believes that the expectations reflected in its forward-looking statements are reasonable and achievable, any such statements involve significant risks and uncertainties, and no assurance can be given that the actual results will be consistent with the forward-looking statements. Investors should read carefully the factors described in the “Risk Factors” section of Steel Partners’ filings with the SEC, including its Form 10-K for the year ended December 31, 2015 and Form 10-Q for the quarterly period ended September 30, 2016, for information regarding risk factors that could affect Steel Partners’ results. Except as otherwise required by federal securities laws, Steel Partners undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Item 7.01. Regulation FD Disclosure.

On December 7, 2016, Parent issued a press release announcing that Parent and the Company entered into the Merger Agreement. A copy of such press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference. The information furnished in Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any future filings by Parent under the Securities Act of 1933, as amended, or the Exchange Act, unless Parent expressly sets forth in such future filing that such information is to be considered “filed” or incorporated by reference therein.

Item 9.01. Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 7, 2016, by and among Steel Partners Holdings L.P., SPH Acquisition Co. and Steel Excel Inc.
99.1	Press Release dated December 7, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 9, 2016	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. Its General Partner

	By:	/s/ Douglas Woodworth
		Name:	Douglas Woodworth
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 7, 2016, by and among Steel Partners Holdings L.P., SPH Acquisition Co. and Steel Excel Inc.
99.1	Press Release dated December 7, 2016